Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals
Beer Revenue	$598,000.00		$627,900.00	$659,295.00
Draft Beer	$224,250.00	15.00%	$235,462.50	$247,235.63
Canned Beer	$373,750.00	25.00%	$392,437.50	$412,059.38
Liquor Revenue	$299,000.00	20.00%	$313,950.00	$329,647.50
Wine Revenue	$74,750.00	5.00%	$78,487.50	$82,411.88
Food Revenue	$523,250.00	35.00%	$549,412.50	$576,883.13
Gross Sales	**$1,495,000.00**		**$1,569,750.00**	**$1,648,237.50**
Discounts	-$59,800.00	-4.00%	-$62,790.00	-$65,929.50
Net Sales	**$1,435,200.00**		**$1,506,960.00**	**$1,582,308.00**
Sales Tax	**-$143,520.00**	-10.00%	**-$150,696.00**	**-$158,230.80**
Net Sales	**$1,435,200.00**		**$1,506,960.00**	**$1,582,308.00**
Cost of Revenue				
Total COGS	$377,487.50	25.25%	$361,042.50	$379,094.63
Beer COGS	$137,540.00	23.00%	$144,417.00	$151,637.85
Liquor and Wine COGS	$67,275.00	18.00%	$90,260.63	$94,773.66
Food COGS	$172,672.50	33.00%	$126,364.88	$132,683.12
Merchant Fees (3.5%)	$52,325.00	3.50%	$54,941.25	$57,688.31
Salaried Manager	$96,000.00	6.69%	$100,800.00	$105,840.00
Flanagan Consulting Fee	$48,000.00	3.34%	$50,400.00	$52,920.00
Part-Time Employees	$269,100.00	**18.75%**	$271,252.80	$284,815.44
Payroll Taxes and Benefits	$74,750.00	5.21%	$78,487.50	$82,411.88
Total Cost of Revenue	$917,662.50	**63.94%**	$916,924.05	$962,770.25
Fixed Costs				
Rent - 200k TI over 10y	**$82,800.00**	5.77%	**$86,940.00**	**$91,287.00**
Total Notes:	**$99,720.00**	6.95%	**$99,720.00**	**$99,720.00**
Mainvest (150k @ 2.5% of Ne	*$35,880.00*	2.50%	*$35,880.00*	*$35,880.00*
Alt Cap (250k at 10%/60mo F.	*$63,840.00*	4.45%	*$63,840.00*	*$63,840.00*
Insurance	**$36,000.00**	2.51%	**$36,000.00**	**$36,000.00**
Utilities:	**$0.00**		**$0.00**	**$0.00**
Gas	$2,400.00	0.17%	$2,400.00	$2,400.00
Electrical	$7,200.00	0.50%	$14,400.00	$14,400.00
Water	$1,800.00	0.13%	$1,800.00	$1,800.00
Internet	$1,200.00	0.08%	$1,200.00	$1,200.00
Cable/YouTube TV/DirectTV	$3,000.00	0.21%	$3,000.00	$3,000.00
Water Doctor	$1,200.00	0.08%	$1,200.00	$1,200.00
Easy ICE	$3,000.00	0.21%	$3,000.00	$3,000.00
Ripple Glass	$960.00	0.07%	$960.00	$960.00
NuCO/Linde	$2,400.00	0.17%	$2,400.00	$2,400.00
Prime - Rental	$2,400.00	0.17%	$2,400.00	$2,400.00

Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals	
Alarm/Security	$420.00	0.03%	$420.00	$420.00	
Supplies:					
Office Supplies & Software & :	$4,800.00	0.33%	$4,800.00	$4,800.00	
Kitchen Supplies (Chemicals)	$12,000.00	0.84%	$12,000.00	$12,000.00	
Bar Supplies/Glassware	$8,700.00	0.61%	$8,700.00	$8,700.00	
Foxx	$0.00	0.00%	$0.00	$0.00	
Cintas	$4,800.00	0.33%	$9,600.00	$9,600.00	
Fountain City ICE	$1,200.00	0.08%	$1,200.00	$1,200.00	
Legal/ Fees					
Toast	$2,946.00	0.21%	$2,946.00	$2,946.00	
Legal/State/City Fees & Misc	$4,800.00	0.33%	$8,400.00	$8,400.00	
Bank Fees/ Change Order	$600.00	0.04%	$600.00	$600.00	
Education	$0.00	0.00%	$0.00	$0.00	
Maintenance:	$0.00	0.00%	$0.00	$0.00	
Plants - Paradise Plants/Madi:	$3,600.00	0.25%	$3,600.00	$3,600.00	
Repair - Toast Consultation	$300.00	0.02%	$300.00	$300.00	
Gunther Pest	$540.00	0.04%	$540.00	$540.00	
Cleaning Crew	$6,000.00	0.42%	$6,000.00	$6,000.00	
Windows	$0.00	0.00%	$0.00	$0.00	
Entertainment:		0.00%			
Live Music	$0.00	0.00%	$0.00	$0.00	
Meals/Engagement/Entertainr	$3,600.00	0.25%	$3,600.00	$3,600.00	
Equipment		0.00%			
Car and Truck	$1,200.00	0.08%	$1,200.00	$1,200.00	
Facilities - Equipment, Facility	$6,000.00	0.42%	$6,000.00	$6,000.00	
Advertising/Sales & Marketing		0.00%			
Printing - Alpha, Fedex, Sticke	$3,600.00	0.25%	$3,600.00	$3,600.00	
Marketing - Social, Danielle, F	$7,200.00	0.50%	$7,200.00	$7,200.00	
Graphic Designer	$0.00	0.00%	$0.00	$0.00	q2
Bookkeeping	$12,000.00	0.84%	$12,000.00	$12,000.00	
Total Business Expenses	$328,386.00	22.88%	$348,126.00	$352,473.00	
Net Income	$189,451.50	13.20%	$241,909.95	$267,064.75	

Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals

Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals

Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals

Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals

Projected Income Statement

Period	Year 1 Totals	%Rev	Year 2 Totals	Year 3 Totals

Projected Income Statem

Period

Beer Revenue

Draft Beer

Canned Beer

Liquor Revenue

Wine Revenue

Food Revenue

Gross Sales

Discounts

Net Sales

Sales Tax

Net Sales

Cost of Revenue

Total COGS

Beer COGS

Liquor and Wine COGS

Food COGS

Merchant Fees (3.5%)

Salaried Manager

Flanagan Consulting Fee

Part-Time Employees

Payroll Taxes and Benefits

Total Cost of Revenue

Fixed Costs

Rent - 200k TI over 10y

Total Notes:

Mainvest (150k @ 2.5% of Ne

Alt Cap (250k at 10%/60mo F

Insurance

Utilities:

Gas

Electrical

Water

Internet

Cable/YouTube TV/DirectTV

Water Doctor

Easy ICE

Ripple Glass

NuCO/Linde

Prime - Rental

Projected Income Statem

Period

Alarm/Security

Supplies:

Office Supplies & Software &

Kitchen Supplies (Chemicals)

Bar Supplies/Glassware

Foxx

Cintas

Fountain City ICE

Legal/ Fees

Toast

Legal/State/City Fees & Misc

Bank Fees/ Change Order

Education

Maintenance:

Plants - Paradise Plants/Madi

Repair - Toast Consultation

Gunther Pest

Cleaning Crew

Windows

Entertainment:

Live Music

Meals/Engagement/Entertainm

Equipment

Car and Truck

Facilities - Equipment, Facility

Advertising/Sales & Mark

Printing - Alpha, Fedex, Sticke

Marketing - Social, Danielle, F

Graphic Designer

Bookkeeping

Total Business Expenses

Net Income

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period

Beer Revenue
Draft Beer
Canned Beer
Liquor Revenue
Wine Revenue
Food Revenue
Gross Sales
Discounts
Net Sales
Sales Tax
Net Sales
Cost of Revenue
Total COGS
Beer COGS
Liquor and Wine COGS
Food COGS
Merchant Fees (3.5%)
Salaried Manager
Flanagan Consulting Fee
Part-Time Employees
Payroll Taxes and Benefits
Total Cost of Revenue
Fixed Costs
Rent - 200k TI over 10y
Total Notes:
Mainvest (150k @ 2.5% of Ne
Alt Cap (250k at 10%/60mo F
Insurance
Utilities:
Gas
Electrical
Water
Internet
Cable/YouTube TV/DirectTV
Water Doctor
Easy ICE
Ripple Glass
NuCO/Linde
Prime - Rental

Projected Income Statem

Period
Alarm/Security
Supplies:
Office Supplies & Software &
Kitchen Supplies (Chemicals)
Bar Supplies/Glassware
Foxx
Cintas
Fountain City ICE
Legal/ Fees
Toast
Legal/State/City Fees & Misc
Bank Fees/ Change Order
Education
Maintenance:
Plants - Paradise Plants/Madi
Repair - Toast Consultation
Gunther Pest
Cleaning Crew
Windows
Entertainment:
Live Music
Meals/Engagement/Entertainr
Equipment
Car and Truck
Facilities - Equipment, Facility
Advertising/Sales & Mark
Printing - Alpha, Fedex, Sticke
Marketing - Social, Danielle, F
Graphic Designer
Bookkeeping
Total Business Expenses
Net Income

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period

Projected Income Statem

Period